

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 22, 2017

Kwang-Suk Shin
Chief Financial Officer
KT Corporation
KT Gwanghwamun Building East
33, Jong-ro 3-Gil, Jongno-gu
03155 Seoul, Korea

> **Re:** **KT Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-14926**

Dear Mr. Shin:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Item 3.D. Risk Factors, page 6

Our charitable donations, employment of certain individuals and engagement of an advertising agency connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, could have a material adverse effect on our business, reputation and stock price, page 13

> Expand your disclosure regarding the indictment to also mention how prosecutors claim that KT Corp.'s current CEO Chang-Gyu Hwang was forced to hire the advertising company and pay for the advertisement "out of fear" of retribution.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications